Exhibit 99.1

Mobilicom to Present at the 2025 Gateway Conference in San Francisco on September 3, 2025

Presentation to be webcast live: LINK

PALO ALTO, Calif., Aug. 26, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, will present at the 2025 Annual Gateway Conference, which is being held September 3-4, 2025 at the Four Seasons Hotel in San Francisco, California.

Mobilicom’s management team is scheduled to present on Wednesday, September 3rd at 2:30 p.m. Pacific Time (PT). The presentation will be webcast live and available for replay here. In addition to the presentation, Mobilicom executives will be available for one-on-one meetings throughout the conference.

For additional information, to request an invitation, or to schedule a one-on-one meeting, please email conference@gateway-grp.com.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/
For company, please use www.mobilicom.com

About The Gateway Conference

Set against the backdrop of the Four Seasons Hotel in San Francisco, the Gateway Conference offers a unique stage for both public and private companies to introduce their stories to new audiences. The conference embodies Gateway’s mission of connecting leading growth-stage companies with prospective investors, analysts, partners, and other capital markets constituents.

The event offers attendees an exclusive look at a diverse array of companies across sectors such as technology, cleantech, consumer, industrials, financial services, and healthcare. Through presentations and one-on-one meetings, investors and analysts will have exclusive access to senior company executives from over 75 private and public companies.

For more information on Mobilicom, please contact:

Liad Gelfer
Mobilicom Ltd
liad.gelfer@mobilicom.com